PIEDMONT OFFICE REALTY TRUST, INC.

VIA EDGAR AND OVERNIGHT MAIL

April 1, 2011

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 24, 2011; File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your comment letter dated March 10, 2011 regarding Piedmont Office Realty Trust, Inc.’s (“Piedmont” or “the Company”) above-referenced filing. We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated the comment as shown in your letter prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 6. Notes Receivable, page F-17

Comment:

1.	Please clarify to us why you believe the notes receivable related to your investment in the 500 West Monroe Building do not meet the criteria for impairment in ASC 310-10-35. In your response, please explain 1) how you were able to extend the Mortgage Loan and first priority mezzanine loan given that you are not the holder of these loans, 2) whether or not you also extended the maturities of the mezzanine loans held by Piedmont and 3) how you determined that it is probable that you will collect all principal amounts due on your mezzanine investments.

Response:

Given the somewhat unique nature of the loan, our investment strategy, and history we believed it would be helpful to provide a detailed background.

Background:

Piedmont Office Realty Trust is a publicly traded Real Estate Investment Trust (“REIT”) specializing in the ownership and operation of Class-A office properties. As of December 31, 2010, Piedmont owned and operated over 75 office buildings comprised of over 20 million square feet located in 19 metropolitan areas across the United States. The Company is headquartered in Atlanta, Georgia with regional property management offices in Boston, Chicago, Dallas, Detroit, Los Angeles, Minneapolis, Tampa and Washington, D.C.

Mr. Daniel L. Gordon

April 1, 2011

500 West Monroe is an approximately one million square foot, 46-story, Class A, commercial office building located in the West Loop of downtown Chicago. The owner as of our filing date of February 24, 2011 (“Owner”) acquired the property in July 2007 for $379.7 million, or approximately $390 per square foot, which included a $292 million senior loan financed by Lender 1, a $48.5 million bridge loan funded by Lender 2 and $39.2 million of equity. A portion of the $292 million senior loan was securitized and the other portions were subsequently sold off as Mezzanine loan tranches by Lender 1 leaving a multiple-tranche structure that included a $140 million Mortgage Loan (first in priority and the only loan secured by real estate) along with a $61.5 million Mezzanine 1 loan, a $50.3 million Mezzanine 2 loan, a $40.2 million Mezzanine 3 loan and the $48.5 million Mezzanine 4 loan (also referred to above as the bridge loan). The Mezzanine 1 loan was subdivided into a senior $45 million 1A loan participation and a subordinate $16.5 million 1B loan participation, and the Mezzanine 3 loan was subdivided into a senior $20.1 million 3A participation and a subordinate $20.1 million 3B loan participation (please refer to Exhibit A for capital stack). Piedmont purchased the $50.3 million Mezzanine 2 loan and unrelated third party investors purchased Mezzanine 1A, 3A and 3B. Lender 1 continued to hold Mezzanine 1B.

All of the aforementioned loans were originated in July 2007 with an initial maturity date of August 9, 2009. All of the loans could be extended for three (3) successive one-year periods ending in August 9, 2012, provided the following conditions were met:

(1) Payment of a 0.25% annual extension fee;

(2) Funding of required reserves for tenant improvements, leasing commissions and rollover/replacement costs;

(3) Funding of any projected debt service shortfalls into a debt service reserve; and

(4) Purchase of interest rate caps.

The separately originated “bridge loan” (Mezzanine 4 loan) is junior to the aforementioned mezzanine stack and senior only to the Owner’s equity in 500 West Monroe. It had an original maturity date of February 2009 and was restructured in 2009 to provide for an outside maturity date of August 3, 2010.

Piedmont originally purchased the $50.3 million Mezzanine 2 loan in March 2008 from Lender 1 as a financial investment. This was Piedmont’s first investment in mezzanine debt and our primary motivations and considerations in making the investment at the time were as follows:

•

The investment provided an attractive yield comprised of two components: (i) a stated interest rate of 161 basis points over LIBOR, and (ii) Piedmont was able to purchase the $50.3 million note for $45.6 million, with the discount being accreted to income over the full extended term of the note (until August 2012);

•	Compared to Piedmont’s borrowing costs (our Line Of Credit is priced generally at 47.5 basis points over LIBOR), Piedmont would earn an attractive spread on the investment;
•

In performing our due diligence analysis on our potential investment in the notes, we considered the potential for default and evaluated our position under that scenario. In the event of a default on the notes, Piedmont believed that it would either be repaid at the face value of its notes by one of the subordinate lenders in the stack or that we would have the right to exercise remedies and acquire the equity interest in 500 West Monroe. In the event that we were to acquire the equity interest, our basis in the building would be at an attractive price and the building would be complementary to Piedmont’s existing portfolio of Class A office properties. In particular, Piedmont’s largest concentration of properties, comprised of

Mr. Daniel L. Gordon

April 1, 2011

approximately 5 million square feet and representing $154 million of our annualized lease revenue, is located in Chicago and approximately 75% of the 5 million square feet is located in the Central Business District, like the 500 West Monroe Building. Not only do we own significant buildings in very similar locations, but we also have regional property management operations located in Chicago and thus have had direct expertise and insight into the Chicago market for some time;

•	The 500 West Monroe Building is located in the “West Loop”, which Piedmont believes to be the best office sub-market of downtown Chicago;
•

Piedmont viewed the sponsorship to be strong – the Owner was a large institutional organization with solid real estate experience and track record who had recapitalized the asset with $39 million of equity less than a year earlier;

•	The other debt holders were large, reputable financial firms or real estate investors;
•

The building was 92% leased with a diverse group of high quality, financially secure tenants. While the building did have a concentration of three large tenants (the smallest of whom had indicated that it did not plan to renew), Piedmont felt that the experienced Owner and leasing team would be able to secure new leases for the building; and

•

In addition to the rentable square footage of the building, the property also includes one of the largest (1,330-stall) heated parking garages in the West Loop submarket that generates a very stable revenue stream of approximately $3 million as well as an escrow fund for tenant improvements.

In February 2009, the bridge loan/Mezzanine 4 note matured. It was not repaid and went into default. Although we are not privy to the Owner’s reasons for allowing the Mezzanine 4 loan to default, we suspect the Owner may have been experiencing financial distress due to the large portfolio of properties that it held and the financial turmoil in the U.S. economy at the time and had insufficient capital resources to repay the $48.5 million principal balance of the loan. The default on the Mezzanine 4 loan did not impact Piedmont’s view of the collectability of its notes as the property was still generating sufficient cash flow to service all of the other loans in the structure, including Piedmont’s Mezzanine 2 loan. The Owner and Lender 2 entered into a Forbearance Agreement in March 2009 that effectively extended the maturity date of the Mezzanine 4 note to August 3, 2010 (six days prior to the maturity of the other loans in the capital stack if those loans were not extended beyond 2010). The terms of the Forbearance Agreement allowed an affiliate of Lender 2 to assume the management and leasing of the property.

In March 2009, Lender 1 approached Piedmont with an offer to purchase its only remaining piece of the capital stack—the $16.5 million Mezzanine 1B loan. Due to widening interest rate spreads as of that date, the Mezzanine 1B participation was offered at a discounted price of $10 million. Piedmont decided to purchase the Mezzanine 1-B loan participation for the following reasons:

•

The purchase enhanced and protected our initial investment of Mezzanine 2 because it was senior to our Mezzanine 2 position and junior only to the Mezzanine 1A participation and the Mortgage note (i.e., it would prevent any other third party from assuming a new, more senior position to our Mezzanine 2 note);

•

Piedmont had witnessed other multi-tiered capital stacks in the market where participants in senior mezzanine loans had been unable to take actions to protect their collateral position, and we wanted to prevent such a scenario taking place with our investment;

•	The discounted price provided an attractive overall financial return to Piedmont;

Mr. Daniel L. Gordon

April 1, 2011

•

The net investment amount and assumed senior debt would equate to a “purchase price” of the building of $190-207 per square foot, which we considered attractive. This is in contrast to the approximate $390 per square foot that the Owner paid for the building in 2007;

•

Consistent with the consideration given to purchasing the Mezzanine 2 loan, the 500 W. Monroe Building remained an attractive investment opportunity for Piedmont given the reasons cited above with respect to our operating position in Chicago.

In August 2009, the Owner satisfied the four conditions set forth above to extend the Mortgage Loan and the three more senior mezzanine notes (other than Mezzanine 4), including Piedmont’s Mezzanine 2 and Mezzanine 1B positions, for one year to August 9, 2010.

In early 2010, despite the property’s cash flows remaining sufficient to service the interest requirements of all of the debt on the property, we became concerned that we had received no information from the Owner or from market announcements regarding the two major tenants’ decision regarding renewal (one lease expires in 2011 and one lease expires in 2012). Although there are $14.5 million of cash reserves present at the property for the purpose of funding tenant improvements on future leases, we believed that further investment in tenant improvements in the short-term may become necessary. During the past two years with the continued financial distress in the U.S. economy, we had seen an increasing number of tenants performing their own financial due diligence to verify a prospective landlord’s ability to fund lease incentives such as rent credits or tenant improvement allowances, and we suspected this would become a difficult issue in negotiating any type of renewal with either of these two sizable tenants given public awareness of the Owner’s financial difficulties. Finally, with the ownership of any high-quality, sizable asset, the building owner must be able to continuously fund general building repair and maintenance projects to maintain the overall appeal of the building. We were not aware of the Owner actively engaging in such projects. If the leases were not renewed, or sizable alternate tenants identified, the cash flow of the building (and consequently our investments in the capital stack) could become jeopardized.

As a result of the concerns outlined above, Piedmont decided to take a proactive approach to protecting the value of the collateral. In accordance with the Second Mezzanine loan documents (Second Mezzanine Loan Agreement and Second Mezzanine Pledge Agreement), Piedmont, on behalf of both the Mortgage borrower and First Mezzanine Borrower, sent extension notices to the holders of the Mortgage Loan and Mezzanine 1 loan extending those senior loans and indicating that, if the Owner failed to pay the amounts required to extend the senior loans, Piedmont would fund such amounts as protective advances under its Mezzanine 2 loan.

In order to protect our security position and because the Mezzanine 4 loan was maturing on August 3, 2010 (6 days prior to the maturity of the other loans in the capital stack), Piedmont made a secured loan to Lender 2 in the amount of $500,000 in exchange for Lender 2 agreeing not to (a) amend, modify, extend, supplement, restate, or replace any of the terms in the Forbearance Agreement without Piedmont’s prior consent; and (b) contribute or release funds to the Owner or its affiliates for the purposes of extending the Mortgage Loan or any of the other Mezzanine Loans in the capital stack without Piedmont’s prior consent.

The Owner did, in fact, fail to pay the amounts required to extend any of the loans in the capital stack and allowed the Mezzanine 4 loan to mature without repayment. Piedmont then paid the amounts needed to extend the Mortgage Loan and the Mezzanine 1 loan, and we have received confirmation from both the Mortgage Loan and Mezzanine 1 lenders that we successfully extended those loans to August 2011.

Mr. Daniel L. Gordon

April 1, 2011

Although the Mortgage Loan and Mezzanine 1 loans (including Piedmont’s Mezzanine 1B interest) were extended, the remaining loans in the stack, including Piedmont’s Mezzanine 2 position, were not extended and remain in default. Piedmont declared a default of its Mezzanine 2 loan and began the process of conducting a UCC foreclosure sale (at which Piedmont’s collateral for its Mezzanine 2 loan – a pledge of the Mezzanine 1 borrower’s equity – may be auctioned to the highest bidder) in September 2010. The Mezzanine 3 lender also declared a default, but has not followed up with any further action in pursuit of its remedies as a result of that default.

Piedmont issued a notice announcing that a UCC foreclosure sale would be conducted in September 2010. We would have been entitled to credit bid (bid without a cash outlay) at the UCC foreclosure auction, our full loan amount including principal, accrued interest, late fees, collection costs as well as the full amount of the Mortgage and Mezzanine 1 notes including the protective advances that had been made to extend the Mortgage and Mezzanine 1 loans, thus prohibiting outside investors from making bids below the amount of outstanding debt on the property, inclusive of the amounts owed to Piedmont. Although the UCC foreclosure filer typically is successful in acquiring a property due to the short diligence period prior to the auction, this auction would provide a forum for any interested and qualified third parties to participate in a bidding process with the highest bidder becoming owner of the Mezzanine 1 borrowers’ equity interest (subordinate only to the Mortgage Note and Mezzanine 1A and B positions). Upon completion of the auction, the mezzanine loans subordinate to the amounts bid would be extinguished.

Prior to the scheduled UCC foreclosure sale taking place, the Owner initiated legal action to prevent the foreclosure auction from taking place and on September 8, 2010, after being denied a restraining order by the New York Supreme Court, appealed that decision to the Appellate Division in New York, where the appellate court issued a stay order delaying the foreclosure auction pending the adjudication of the Owner’s appeal. The Owner was required to post a $400,000 bond to cover losses that Piedmont may incur as a result of the delay caused by the Owner’s litigation.

An affiliate of Lender 2 continues to manage the property; however, the leasing agreement with the affiliate of Lender 2 expired on August 17, 2010, and the Owner hired another third party as leasing agent.

On January 13, 2011, the Appellate Division unanimously affirmed the New York Supreme Court’s denial of the owner’s attempt to enjoin Piedmont from foreclosing on its security interest. On January 18, 2011 the Owner filed a motion seeking leave to appeal that ruling. As of February 24, 2011 that motion was still pending.

On March 23, 2011, the Owner agreed to withdraw their motion for leave to appeal the January 13, 2011 decision of the Appellate Division of the New York State Supreme Court in exchange for the right to participate in future financial returns of the property, provided certain conditions are met including a certain minimum return is recognized by Piedmont. On March 31, 2011, we were the successful bidder at the UCC foreclosure sale allowing the loans subordinate to Mezzanine 2 to be extinguished and Piedmont to obtain control of the property. Piedmont will also assume the Mortgage Loan and senior third party mezzanine loan at their present terms pending approval from the respective lenders.

Mr. Daniel L. Gordon

April 1, 2011

Accounting Considerations:

Piedmont evaluated its receivables under the Accounting Standards Codification Section 310-10-35 Receivables (“ASC 310”), specifically the following paragraphs:

•

“A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. A creditor shall apply its normal loan review procedures in making that judgment.”

•

“Regardless of the measurement method, a creditor shall measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. When a creditor determines that foreclosure is probable, a creditor shall remeasure the loan at the fair value of the collateral so that loss recognition is not delayed until actual foreclosure.”

As of September 30, and December 31, 2010, our Mezzanine 2 receivable was in default, and we had not collected the principal on the Mezzanine 2 loan by its contractual due date in August 2010. As discussed above, we had initiated foreclosure proceedings immediately upon the default, with such proceedings interrupted by the Owner’s legal action. Piedmont looked to the value of the collateral as the measurement method in order to determine if it had met the criteria for impairment set out in ASC 310.

As of September 30 and December 31, 2010, using the information available to us from our previous investments and direct presence in the Chicago market, as well as market data available at these dates, we performed a valuation on the net interest in the building that would be available to recover our basis. The estimated fair value of our net interest in the building, net of the more senior loans to be assumed upon foreclosure, was sufficient such that, upon a successful foreclosure action, we would fully recover our total recorded basis in the Mezzanine 1B participation and Mezzanine 2 loans of $62.4 million, including the $500,000 note to Lender 2 and other amounts capitalized in connection with further securing our interests. We note that while the value of the building has declined due to market conditions over the past few years, the economic impact of this decline has been borne by the equity investor and more junior mezzanine debt holders. As such, we disclosed in our financial statements that the loans did not meet the criteria for impairment as set forth in ASC 310 at either date.

Mr. Daniel L. Gordon

April 1, 2011

In addition, pursuant to the Staff’s letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon

Chief Accounting Officer

Piedmont Office Realty Trust, Inc.

CC: Mr. Donald A. Miller, President, Principal Executive Officer and Director

Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer

Ms. Kristi Marrone, Securities and Exchange Commission

Mr. D. Brent Wyper, Ernst & Young LLP

Mr. John J. Kelley, King & Spalding, LLP

Mr. Daniel L. Gordon

April 1, 2011

Exhibit A

500 West Monroe

Capital Stack

Mortgage (Securitized 200 ZLF9) $140,000,000

Mezz 1-A $45,000,000

Mezz 1-B $16,500,000

Mezz 2 $50,300,000

Mezz 3-A $20,100,000

Mezz 3-B $20,100,000

Mezz 4 $48,500,000